# SUB NIGEL GOLD MINING COMPANY LIMITED


03024723

. 1984/006179/06) Share code: SBN ISIN: 0822326176

## unaudited consolidated financial results months ended 31 December 2002

| CONSOLIDATED INCOME STATEMENT R'000 | Unaudited 6 months to 31 December 2002 | Audited 12 months to 30 June 2002 |
|---|---|---|
| **Revenue** | – | – |
| Expenditure | (301) | (438) |
| Operating loss | (301) | (438) |
| Investment income | 21 | 64 |
| Loss before taxation | (280) | (374) |
| Taxation | – | – |
| Loss after taxation | (280) | (374) |
| Number of shares in issue (000's) | 50,631 | 44,631 |
| Weighted average number of shares (000's) | 44,798 | 44,631 |
| Loss per share (cents) | (0.63) | (0.84) |
| Headline loss per share (cents) | (0.63) | (0.84) |

### CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| R'000 | Stated Capital | Non-distributable reserve | Distributable reserve | Total |
|---|---|---|---|---|
| Balance at 30 June 2002 | 22,440 | 4,743 | 342 | 27,525 |
| Net loss for the period | | | (280) | (280) |
| Share issues | 1,203 | | | 1,203 |
| Balance at 31 December 2002 | 23,643 | 4,743 | 62 | 28,448 |

| CONSOLIDATED BALANCE SHEET R'000 | Unaudited 31 December 2002 | Audited 30 June 2002 |
|---|---|---|
| **ASSETS** | | |
| Mining assets | 28,386 | 27,183 |
| Property, plant and equipment | 6 | 6 |
| Current assets | 185 | 488 |
| | 28,577 | 27,677 |
| **EQUITY AND LIABILITIES** | | |
| Capital and reserves | 28,448 | 27,525 |
| Current liabilities | 129 | 152 |
| | 28,577 | 27,677 |
| Net asset value per share (cents) | 56.19 | 61.67 |
| Tangible net asset value per share (cents) | 56.19 | 61.67 |

| CONSOLIDATED CASH FLOW STATEMENT R'000 | Unaudited 6 months to 31 December 2002 | Audited 12 months to 30 June 2002 |
|---|---|---|
| **Cash flows from operating activities** | (320) | (313) |
| Cash utilised by operations | (301) | (435) |
| Investment income | 21 | 64 |
| Working capital changes | (40) | 58 |
| **Cash flows from investing activities** | (1,203) | 41 |
| Disposal of mining assets | – | 50 |
| Additions to mining assets | (1,203) | – |
| Additions to property, plant and equipment | – | (9) |
| **Cash flows from financing activities** | 1,203 | – |
| **Net decrease in cash and cash equivalents** (320) | (272) | |
| Cash and cash equivalents at beginning of period | 463 | 735 |
| Cash and cash equivalents at end of period | 143 | 463 |

## COMMENTS

**Accounting policies**

The results for the period have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies used are consistent with those in the previous financial period. The financial results are unaudited and have not been reviewed by our auditors.

**Review**

1. During the period, your company concluded the following agreements:
   - 1.1 A notarial agreement entered into with Zarara Energy Limited for the acquisition of certain shafts and mining claims for the issue to Zarara Energy Limited of 1 000 000 new ordinary shares in Sub Nigel Gold Mining Company Limited.
   - 1.2 A notarial agreement entered into with Gold Fields Limited for the acquisition of mining claims for the issue to Gold Fields Limited of 5 000 000 new ordinary shares in Sub Nigel Gold Mining Company Limited.
2. An application for a Mining Authorisation has been submitted to the Department: Minerals and Energy. A positive response is expected shortly.
3. Surface borehole drilling operations commenced in February 2003.

**For and on behalf of the Board**
L G Holmes *(Chairman)*

Cape Town
11 April 2003

**Registered office**
302 Satbel Centre
2 De Smidt Street
Greenpoint
8005

**Transfer secretaries**
Computershare Investor Services Limited
70 Marshall Street
Johannesburg
2001

**Directors:** L G Holmes *(Chairman)* A C Reynolds *(Executive)* P St G Glyn * H G Veldsman * (* Non-Executive)
Mrs C K Loydall (Company Secretary)